                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:3235-0145
                          UNITED STATES               Expires:August 31, 1999
                SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
                      WASHINGTON, D.C. 20549          hours per response...14.90
                                                      --------------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1 )*
                                             ---


                           TEAM America Corporation
      --------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
      --------------------------------------------------------------------
                         (Title of Class of Securities)


                                  878153 10 5
                        -------------------------------
                                 (CUSIP Number)


 Ron P. Saunders, Global Employment Solutions, Inc., 14142 Denver West Parkway, Suite 350, Golden, CO 80401, (303) 216-9500, and Steven S. Siegel, Brownstein
  Hyatt & Farber, P.C., 410 Seventeenth Street, Suite 2200, Denver, CO 80202,
                                 (303) 223-1100
      --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                September 23, 1999
      --------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTIONS 240.13-d-1(e), 240.13-d-1(f) or 240.13-d-1(g), check the following box. / /

      NOTE:  Schedules  filed in paper  format  shall  include  a signed
      original  and  five  copies  of  the   schedule,   including   all
      exhibits. See SECTIONS 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)                                Brownstein Hyatt & Farber, P.C.

      ----------------------
      CUSIP No. 878153 10 5           13D                     Page 2 of 5
      ----------------------

      -------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Global Employment Solutions, Inc. / 84-1453033

      -------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions).

      (a) / /

      (b) /X/

      -------------------------------------------------------------------

3.    SEC Use Only

      -------------------------------------------------------------------

4.    Source of Funds (See Instructions)   BK, WC, and OO

      -------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

      -------------------------------------------------------------------

6.    Citizenship or Place of Organization

      United States of America/Colorado Corporation

      -------------------------------------------------------------------

      -------------------------------------------------------------------

      Number of           7.   Sole Voting Power          2,593,078*
      Shares
      Beneficially        8.   Shared Voting Power        2,593,078*
      Owned by
      Each                9.   Sole Dispositive Power     - 0  - *
      Reporting
      Person              10.  Shared Dispositive Power   - 0  - *
      With:

      * Includes shares owned by the officers and directors of Global Employment Solutions, Inc.
      -------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,593,078*

      -------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

      -------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)   59.8

      -------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)   CO

      -------------------------------------------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
         Information Statement Pursuant to Rules 13d-1 and 13d-2

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The source of funds that will be used in connection with the merger described in Item 4 is expected to be the issuance of debt or equity securities or bank or other commercial borrowings or some combination of securities issuances and borrowings. Financing for the merger is expected to be provided by a combination of: (i) the proceeds from an issuance by Global of $6.5 million of Global's 13.0% Senior Subordinated Notes due 2005, with detachable warrant to purchase common stock to Reliastar Financial Corporation; (ii) the proceeds from an issuance by Global of $6.5 million of Global's 13.0% Senior Subordinated Notes due 2005, with detachable warrant to purchase common stock to Rocky Mountain Mezzanine Fund II, LP; and (iii) a $60 million senior credit facility from LaSalle Bank N.A. ($20 million) and a syndicate of banks ($40 million). The financings are contingent upon the Issuer's satisfaction of the conditions set forth in the Agreement described in Item 4. The commitment letters of Reliastar Financial Corporation, Rocky Mountain Mezzanine Fund II, LP, and LaSalle Bank N.A. are attached as Exhibits 7(c), 7(d) and 7(e), respectively. The description of the financing for the merger is qualified in its entirety by reference to the Exhibits attached hereto.

ITEM 4.  PURPOSE OF TRANSACTION

    On February 7, 2000, the Global Employment Solutions, Inc. ("Global"), TEAM America Corporation, and TEAM America Acquisition, Inc. ("TAAI"), a wholly owned subsidiary of Global, entered into an Agreement and Plan of Merger (the "Agreement," attached hereto as Exhibit 7(a)) pursuant to which the Issuer agreed to be acquired in a cash merger at a price not to exceed $7.75 per share of common stock. Subject to shareholder approval, all shares of the Issuer's common stock outstanding (except for: (a) 750,000 shares held by certain members of management (the "Management Group"); and (b) shares of common stock held in the Issuer's treasury to be canceled without payment or conversion thereof) would be canceled and converted automatically into the right to receive an amount equal to $7.75 in cash, without interest. Immediately thereafter, pursuant to the Agreement, TAAI would become the surviving corporation.

    On February 7, 2000, holders of approximately 51.6% of the outstanding shares of common stock of the Issuer entered into shareholder voting agreements and executed irrevocable proxies pursuant to the Shareholders Voting Agreement (attached hereto as Exhibit 7(b)), which provides, among other things, that such holders will vote in favor of the Agreement.

    Also, pursuant to the Agreement, members of the Management Group agreed to enter into the Shareholders Voting Agreement (attached hereto as Exhibit 7(b)), which effectively gave those members a continued equity and management interest in the Issuer. Immediately after the merger, a portion of the outstanding shares of common stock held by the Management Group which were not canceled will be exchanged for newly-issued shares of preferred stock of newly formed parent corporation of Global. The transactions contemplated by the Agreement are herein collectively referred to as the "Merger Transaction."

    Completion of the merger is subject to a number of conditions, including
(i) approval of the Agreement by the holders of the Issuer's common stock,
(ii) obtaining sufficient financing to complete the merger, and (iii) compliance with all applicable regulatory requirements.

    If the merger is completed, it is anticipated that the common stock of the Issuer will be delisted from the Nasdaq National Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

    The description of the merger disclosed in this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

    Except as disclosed in this Item 4, no Reporting Person nor any other person disclosed in response to Item 2(a) has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      Amount beneficially owned: 2,593,078*         Percent of class: 59.8*

(b)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:  2,593,078*

         (ii)  Shared power to vote or to direct the vote:  2,593,078*

         (iii) Sole power to dispose or to direct the disposition of:  - 0 - *

         (iv)  Shared power to dispose or to direct the disposition of: - 0 - *

         *  Includes shares owned by officers and directors of Global.

(c)      Reference is made to Item 4 above.

         INSTRUCTION:   For computations regarding securities which represent a
                        right to acquire an underlying security, see Rule
                        13d-3(d)(1) and the note thereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    On February 7, 2000, holders of approximately 51.6% of the outstanding shares of common stock of the Issuer entered into shareholder voting agreements and executed irrevocable proxies pursuant to the Shareholders Voting Agreement (attached hereto as Exhibit 7(b)), which provides, among other things, that such holders will vote in favor of the Agreement.

    Also, pursuant to the Agreement, members of the Management Group agreed to enter into the Shareholders Voting Agreement (attached hereto as Exhibit 7(b)), which effectively gave those members a continued equity and management interest in the Issuer. Immediately after the merger, a portion of the outstanding shares of common stock held by the Management Group which were not canceled will be exchanged for newly-issued shares of preferred stock of newly formed parent corporation of Global. The transactions contemplated by the Agreement are herein collectively referred to as the "Merger Transaction."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(7)(a) Agreement and Plan of Merger dated February 7, 2000 by and between TEAM America Corporation and TEAM Acquisition, Inc. (incorporated herein by reference to Appendix A to the Schedule 14A filed by TEAM America Corporation on February 8, 2000)

(7)(b) Shareholders Voting Agreement dated February 7, 2000 between TEAM Acquisition, Inc. and the shareholders of TEAM America Corporation identified on Schedule I thereto (incorporated herein by reference to Appendix C to Schedule 14A filed by TEAM America Corporation on February 7, 2000)

(7)(c)   Commitment Letter of Reliastar Financial Corporation
         (incorporated herein by reference to Exhibit (a)(1) to the
         Schedule 13E-3 filed by TEAM America Corporation on February 8,
         2000)

(7)(d)   Commitment Letter of Rocky Mountain Mezzanine Fund II
         (incorporated herein by reference to Exhibit (a)(2) to the
         Schedule 13E-3 filed by TEAM America Corporation on February 8,
         2000)

(7)(e) Commitment Letter of LaSalle Bank N.A. (incorporated herein by reference to Exhibit (a)(3) to the Schedule 13E-3 filed by TEAM America Corporation on February 8, 2000)

                              SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 17, 2000
                                   ---------------------------------
                                                 Date


                                         /s/ Ron P. Saunders
                                   ---------------------------------
                                              Signature

                                       Ron P. Saunders/President,
                                      Chief Executive Officer and
                                         Chairman of the Board
                                   ---------------------------------
                                              Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).